UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
DANAOS CORP.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

Y1968P105
(CUSIP Number)
William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
(212) 506 3740
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 26, 2019

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐
Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sphinx Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,679,400*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,679,400*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,679,400*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maryport Navigation Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,679,400*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,679,400*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,679,400*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Economou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,679,400*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,679,400*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,679,400*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

This Schedule 13D/A is being filed by Sphinx Investment Corp. (“Sphinx”), Maryport Navigation Corp. (“Maryport”) and George Economou (“Economou,” and collectively with Sphinx and Maryport, the “Reporting Persons”).  The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares.
Except as specifically amended and supplemented by this Amendment No. 4 (“Amendment No. 4”), and by Amendment No. 3 filed on February 27, 2019, Amendment No. 2 filed on December 22, 2016 and Amendment No. 1 filed on March 29, 2016, all other provisions of the Schedule 13D filed by the Reporting Persons on August 18, 2010 (the “Original Schedule 13D”) remain in full force and effect.  The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D”.  Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.
This Amendment No. 4 is being filed to report changes to Item 3 and Item 5 as a result of the acquisition by Sphinx of additional Shares of the Issuer, as described in Item 3.
Item 3.  Source and Amount of Funds or Other Consideration
This Amendment No. 4 amends Item 3 to the Schedule 13D by adding the following:
On November 22, 2019, the Issuer announced a public offering of 9,000,000 Shares of its common stock offered pursuant to a prospectus supplement and accompanying base prospectus filed with the SEC on such date.  In connection with such public offering, Sphinx purchased an aggregate of 1,135,000 Shares for an aggregate consideration of $6,810,000.  The source of funds used by Sphinx to purchase the foregoing Shares is its working capital.
Item 5.  Interest in Securities of the Issuer
This Amendment No. 4 amends and restates Item 5 to the Schedule 13D as set forth below:
In connection with the Issuer’s debt refinancing consummated on August 10, 2018, the Issuer issued to its lenders an aggregate of 99,342,271 Shares, representing 47.5% of the Issuer’s issued and outstanding common stock immediately after giving effect to such issuance, and as a result, the interests of existing holders of the Issuer’s common stock, including the Reporting Persons, were ratably diluted.
Effective as of the opening of trading on May 2, 2019, the Issuer effected a one-for-fourteen reverse stock split of its issued and outstanding common stock, which reduced the number of outstanding Shares of common stock from 213,324,455 to 15,237,456 immediately after giving effect to such reverse stock split and affected the interests of all existing holders of the Issuer’s common stock, including the interests of the Reporting Persons.
(a) As of the date hereof, Sphinx owns, and Maryport and Economou may be deemed beneficial owners of 2,679,400 Shares, or 10.99% of the outstanding Shares.

(b) Sphinx has the sole power to vote or direct the vote of 2,679,400 Shares, subject to the Pledge Agreement (as discussed in Item 6); has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 2,679,400 Shares, subject to the Pledge Agreement (as discussed in Item 6); and has shared power to dispose or direct the disposition of 0 Shares.
Maryport has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,679,400 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,679,400 Shares.
Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,679,400 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,679,400 Shares.
(c) See Item 3 above.
(d) Except as set forth above in this Item 5 and subject to the terms of the Pledge Agreement described in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable

Item 7.  Material to Be Filed as Exhibits
Exhibit A:  Joint Filing Agreement between the Reporting Persons

[SCHEDULE 13D/A SIGNATURE PAGE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Dr. Renato Cefai Name: Dr. Renato Cefai Title: Director of Mare Services Limited

MARYPORT NAVIGATION CORP.

By: /s/ Maro Phylactou Christodoulou Name: Maro (Maria) Phylaktou Christodoulou Title: Sole Director

/s/ George Economou George Economou

Dated: November 26, 2019

Exhibit A
JOINT FILING AGREEMENT
The undersigned agree that this Schedule 13D/A dated November 26, 2019 relating to the common stock of Danaos Corp. shall be filed on behalf of the undersigned.
[Signature Page Follows]

[SCHEDULE 13D/A JOINT FILING AGREEMENT SIGNATURE PAGE]
SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Dr. Renato Cefai Name: Dr. Renato Cefai Title: Director of Mare Services Limited

MARYPORT NAVIGATION CORP.

By: /s/ Maria Phylactou Christodoulou Name: Maro (Maria) Phylactou Christodoulou Title: Sole Director

/s/ George Economou George Economou

Dated: November 26, 2019